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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-47682

       PROSPECTUS SUPPLEMENT NO. 1 TO PROSPECTUS DATED JANUARY 12, 2001

                                  iPCS, INC.

                                 COMMON STOCK

                       WARRANTS TO PURCHASE COMMON STOCK

     On August 28, 2001, we entered into a merger agreement with AirGate PCS, Inc., a Delaware corporation, regarding the proposed combination of AirGate and us. We and AirGate will combine in a tax-free, stock for stock transaction in which AirGate will issue approximately 13.5 million shares of AirGate common stock, including 1.1 million shares reserved for issuance upon the exercise of our outstanding options and warrants. Pursuant to the terms of the merger agreement, and subject to the conditions set forth therein, a newly formed acquisition subsidiary of AirGate will be merged with and into us. Upon completion of the merger, we will become a wholly owned subsidiary of AirGate. Assuming the full conversion of each company's options and warrants, AirGate's stockholders prior to the merger will own approximately 52.5 percent of AirGate upon consummation of the merger and our stockholders will own approximately 47.5 percent. The merger will be accounted for pursuant to the purchase method of reporting acquisitions. The merger agreement is subject to customary regulatory review and approvals by the two companies' stockholders, the two companies' senior secured lenders and by Sprint PCS.

     Concurrently with the execution and delivery of the merger agreement, certain of our stockholders entered into a support agreement, whereby such stockholders agreed, among other things, to vote their shares in favor of the merger. The support agreement terminates in the event the merger agreement is terminated. Holders of a majority of our outstanding shares of common stock have signed the support agreement. In connection with the merger agreement, AirGate and certain of our stockholders will enter into a registration rights agreement.

     The merger agreement provides that upon consummation of the merger AirGate shall assume and cause to be performed all of our obligations under the warrants covered by this prospectus. The warrants covered by this prospectus will continue to have, and be subject to, the same terms and conditions set forth in the warrant agreement except that upon consummation of the merger each warrant will be exercisable for that number of shares of AirGate common stock equal to the product of (A) the number of shares of our common stock that are issuable upon exercise of the warrants immediately prior to the effective time of the merger (currently 9.94233 shares) multiplied by (B) 0.1594 (the current exchange ratio of shares of AirGate common stock for our shares of common stock), rounded to the nearest whole number of shares of AirGate common stock. The per share exercise price for the AirGate common stock issuable upon the exercise of the warrants covered by this prospectus shall be equal to the exercise price per share of our common stock (currently $5.50 per share) divided by the exchange ratio, rounded to the nearest whole cent.

         The date of this prospectus supplement is September 10, 2001.